August 1, 2007

Gary Tanner
4509 Freidrich Lane
Building 2 Suite 200
Austin, Texas 78744-1857

Dear Gary:

I am pleased to offer you employment with Zarlink Semiconductor LE Inc. ("Zarlink" or "Company") on the following terms and conditions. This offer and its acceptance are conditional upon Zarlink Semiconductor Inc. completing the acquisition of Legerity Holdings, Inc.

All amounts are in United States dollars.

Zarlink is an "at will" employer and your employment with Zarlink is an at-will relationship, subject to any payments or other consideration due to you in the event of your termination without Cause. This means that either Zarlink or you may terminate the employment relationship at any time for any reason, with or without cause or advance notice. You acknowledge and agree that this Agreement does not create an express or implied contract for a term of employment and that no specific duration of employment is guaranteed.

1. Work Responsibilities

You will be employed in the position of Sr. Vice President, WW Operations, reporting to Kirk Mandy, Company CEO and will be based in the Company's Austin, Texas offices. Your start date will be immediately following the close of the Legerity acquisition.

In this position, you will devote your best efforts, and your full working time, skill and attention, to carrying out your duties and to promoting the interests of the Company. You will be expected to perform all services and duties customarily associated with your position, together with such additional duties and responsibilities as assigned from time to time.

2. Salary and Incentives

Your annual base salary will be $255,672

In addition, you will be eligible to participate in the Zarlink Bonus Plan at 50% of base salary. Details of the plan will be communicated to you.

In order to provide you with an incentive to remain in the employ of the Company, you will be entitled to receive a retention bonus equal to $256,000. The retention bonus, less applicable statutory deductions and withholdings, will be payable as follows: 50% of the bonus after the completion of one (1) year of employment and the remaining 50% after the completion of two (2) years of employment; provided, however, if your employment is terminated by the Company without Cause, you will be entitled to receive 100% of the retention bonus or any unpaid portion thereof upon termination. The retention bonus payments will be made within 30 days of each respective anniversary date of employment, or in the case of termination without Cause, of the Termination Date.

3. Signing Bonus

The Company agrees to pay you a signing bonus in an amount equal to $59,500 within 30 days following the closing of the Legerity acquisition. This amount will be repayable by you in full to the Company if you voluntarily leave your employment with the Company before 6 months after the closing of the Legerity acquisition.

4. Stock Options

We are pleased to offer you 250,000 Zarlink stock options. These options will be granted by the Company's Board of Directors within 20 days following your start date with the Company. The formula for pricing options will be the US dollar exchange equivalent to the Canadian dollar price determined by the greater of the average of the closing sales price on the TSX (Toronto Stock Exchange) for the five (5) day trading period immediately preceding the date of the grant or the closing price on the date of the grant.

5. Health, Dental and Related Benefits

Zarlink will initially maintain Legerity's current comprehensive group employee benefits plan. Your eligibility for coverage and for benefits will be determined in accordance with the specific terms and conditions of the plan. We reserve the right to terminate or amend any of these plans from time to time.

6. Pension

You will be entitled to participate in the Zarlink U.S. employee 401K Plan. Zarlink will provide an annual company match payment in accordance with the terms of the Plan. We reserve the right to terminate or amend this Plan at any time.

7. Vacation

Zarlink will provide you four (4) weeks paid vacation leave per fiscal year, accrued in equal biweekly installments. In accordance with Zarlink's U.S. Vacation Policy, vacation accrual will cease at anytime during the year that your accrual reaches 160 hours. The accrual will re-start once that total comes back down below 160 hours. You will be offered a reasonable time to reduce your current vacation accrual to the 160 hour cap, if applicable. In addition Zarlink will provide paid U.S. statutory holidays in accordance with company policy from time to time and any other leave you are legally entitled to receive, all in accordance with U.S. employment standards legislation and Zarlink's policies.

8. Expenses

The Company will pay or reimburse you for all reasonable and necessary out-of-pocket expenses actually incurred by you in the performance of your services under this Agreement, provided you provide proper records and/or receipts for such expenses and otherwise properly account for such expenses in accordance with the Company's policy as presently in effect and amended from time to time.

9. D&O Insurance Coverage

You will be entitled to director and officer insurance coverage for your acts and omissions while employed as an officer of the Company on a basis no less favorable to you than the coverage provided to all other similarly situated officers.

10. Confidentiality of Information and Ownership of Proprietary Property

The Company agrees to and will impart to you and provide you with access to its Confidential Information. "Confidential Information" means all information and compilations of information of any kind, type or nature (tangible and intangible, written or oral, and including information contained, stored, or transmitted through any electronic medium), whether owned by the Company or licensed from third parties, which, at any time during your employment, is devised, developed, designed or discovered or otherwise acquired or learned by you to the extent it relates to the Company, including without limitation, products and services, including without limitation, plans, procedures, formulae, processes, pricing, and costs; customers, including without limitation, lists, contact information, pricing, preferences, and other non-public information concerning customers; sources of supply and vendors; good-will; marketing plans, strategies, and budget; management and employees, including without limitation, compensation, personal data, contact information, and other non-public information concerning employees; technology, technical data, research, manuals, drawings, designs, and documentation; financial condition, including without limitation, product or service fees, sales information, volume, pricing, costs, properties, assets, analysis, and reports and the information contained therein; accounting and business methods and plans; business development, including without limitation, plans, prospects, strategies, fees, costs, pricing, and new ideas and developments; inventions made, developed or conceived by the Company and/or its subsidiaries and affiliates; trade secrets; and computer software, specifications, source code, and executable code.

You acknowledge and agree that the Confidential Information is valuable and is a unique asset that provides the Company an advantage over competitors; is developed or acquired by the Company at considerable time and expense, and is proprietary to the Company and is intended to be used solely for the benefit of the Company. You acknowledge and agree that, but for your agreement to the terms and conditions of this Agreement, the Company would not impart or provide access to such Confidential Information.

As a condition of your acceptance of this offer, you are required to provide Zarlink with an executed original of the enclosed Intellectual Property Rights & Non-Solicitation Agreement. Please note the ongoing nature of the obligations set out in the Agreement. The terms of this Agreement form part of the terms and conditions of this employment agreement. In addition, you will be required to sign Zarlink's "Code of Ethics and Business Conduct" as a condition of employment. This will be provided to you on your start date.

11. Notification of Materials or Documents from Other Employers

You warrant that you will not bring to Zarlink or use in the performance of your responsibilities at Zarlink any information, materials or documents of a former employer that are not generally available to the public, unless you obtained express written authorization from the former employer for their possession and use, and disclosed such circumstances to Zarlink.

12. Notification of Other Post-Employment Obligations

As part of your employment with Zarlink, you are not to breach any obligation of confidentiality that you have to former employers (other than Legerity), and you agree to honor all such obligations to former employers during your employment with Zarlink. You warrant that you are not subject to an employment agreement or restrictive covenant preventing full performance of your duties under this Agreement.

13. Director, CEO and Executive Stock Ownership

As an executive of Zarlink reporting directly to the CEO, you will be required to establish and hold specified stock ownership levels in the Company within defined periods of time in accordance with the terms and conditions as set out in the Directors, CEO and Executive Stock Ownership Policy (policy available at www.Zarlink.com).

14. Cessation of Employment

a. Definitions

For the purposes of this employment agreement, the following definitions apply:

"Cause" means (i) your commission of any act of dishonesty, fraud, misrepresentation, misappropriation, embezzlement or the like, which was intended to result in substantial gain or personal enrichment for you at the expense of the Company; (ii) your unauthorized use or intentional disclosure of any confidential information or trade secrets of the Company (not including inadvertent or non-injurious disclosures), including your breach of that certain Intellectual Property Rights & Non-Solicitation Agreement entered into in connection herewith; (iii) any willful or intentional violation by you of a law or regulation applicable to the Company's business, which violation, in the reasonable discretion of the Board, is or is reasonably likely to be injurious to the Company; (iv) your commission of (a) a felony or (b) any other crime which involves moral turpitude or which would seriously damage the reputation of the Company; (v) gross negligence or willful misconduct in the performance of your duties after written notice from the Company identifying the misconduct, and if reasonably capable of being cured, a reasonable cure period of not less than thirty (30) days; or (vi) your willful or intentional violation of a material Company policy or procedure that is injurious to the Company.

"Incapacity" means any permanent physical or mental incapacity, disability or condition which prevents you from performing the essential duties of your position, even with reasonable accommodation, for a period of not less than 90 consecutive days and with no reasonable prospect of recovery, as determined in good faith by Zarlink on the basis of medical evidence satisfactory to the Board.

"Termination Date" means:

(i)    if Zarlink terminates your employment, the date designated by the Company as the last day of your employment (without reference to any applicable notice period to which you may be entitled, whether under statute, common law, contract, or otherwise) ;

(ii)    if you resign your employment with Zarlink, the date which is the end of the three-month notice period or such shorter notice period as the parties agree;

(iii)   if you die, the date of death;

(iv)   in the event of Incapacity, the date designated by Zarlink as the last day of your employment after determination that such Incapacity exists.

b. Notice of Resignation

You may resign at any time, for any reason, upon giving a minimum of three month advance written notice or such shorter notice period as the parties agree. Zarlink reserves the right to accelerate the Termination Date.

c. Entitlements upon Resignation, Termination for Cause

If you resign or your employment is terminated for Cause, then you will be entitled to receive any compensation, benefits and perquisites which have accrued up to the Termination Date. Your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan, as it may be amended from time to time.

d. Entitlements upon Death, Incapacity

If you die, or determined to suffer an Incapacity, then you (or your estate, in the event of your death) will be entitled to receive any compensation, benefits and perquisites which have accrued up to the Termination Date. Your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan, as it may be amended from time to time.

e. Entitlements upon Termination without Cause

If your employment is terminated without Cause you will be provided with the following termination package (which is inclusive of any statutory entitlements you may have under applicable employment standards legislation, and will be provided net of required deductions):

(i)    You will be paid for all time worked and your accrued vacation balance through the Termination Date. This payment will be made on the Termination Date.

(ii)    You will be paid in a lump sum an amount equal to twelve (12) months of your then current annual base salary net of required tax and other withholdings. This payment will be made within 30 days following the Termination Date.

(iii)    You will be paid in a lump sum an amount in lieu of bonus equal to one times your target annual bonus. This payment will be made within 30 days following the Termination Date.

(iv)    You will be paid a gross mount in cash, less statutory deductions, sufficient to pay for twelve (12) months of insurance premiums, such as COBRA premiums, in order to obtain, if you are eligible, life, health and dental insurance coverage at the same or similar premium basis and level that was available to you at the time of your termination. You will need to contact our insurance carrier (currently Unum) for conversion or portability of your life insurance policy.

(v)    You will have ninety (90) days following the Termination Date (or until the natural expiry date of your stock options, whichever is earlier), to exercise any stock options which have been granted to you under the Zarlink 1991 Stock Option Plan, as it may be amended from time to time, and which have vested as of the last day of that three (30) month period. In all other respects, your rights respecting any options, which have been granted to you, will be determined in accordance with the terms of the Zarlink 1991 Stock Option Plan, as it may be amended from time to time.

(vi)    All other perquisites, if any, will cease 30 days following the Termination Date.

f. Resignation of Office

If your employment ends for any reason, you agree to resign in writing effective upon the Termination Date from any office or directorship held with Zarlink or with any subsidiary or affiliated company.

15. Non-Competition and Non-Solicitation Obligations

You acknowledge and agree that your training, work and experience with the Company will enhance your value to competitors, and that the nature of the Confidential Information will make it difficult, if not impossible for you to work in any business that competes directly with the principal business of the Company without disclosing or utilizing the Confidential Information to which you have access during the course of your employment. You further acknowledge and agree that the Company's agreement to impart to and to provide you with access to its Confidential Information is ancillary to and contingent upon your agreement that you will not, for a period of twelve (12) months immediately following the Termination Date:

a.    participate (as an employee or consultant, executive, director or significant investor (greater than 20%) in any business operating anywhere in the world that competes directly with the principal businesses of Zarlink (or its successors);

b.    directly or indirectly solicit any of Zarlink's customers for business in competition with Zarlink (or its successors); and,

c.    solicit, entice, approach or induce any of Zarlink's employees or consultants to leave their employment or to end their consultancy arrangements with Zarlink (or its successors) or to join another business or organization.

16. Notices

All notices, requests, and other communications hereunder must be in writing and will be deemed to have been duly given only if (i) delivered personally to a person authorized to accept, (ii) delivered by facsimile transmission with transmission confirmation, (iii) mailed (by U.S. certified or registered mail, return receipt requested), or (iv) delivered by overnight courier at the following addresses and facsimile numbers:

To the Company:

Zarlink Semiconductor Inc.
400 March Road
Ottawa, Ontario, Canada K2K 3H4
Facsimile: 613 270-7403
Attn: Don McIntyre

To the Employee:

Gary Tanner
4509 Freidrich Lane
Building 2 Suite 200
Austin, Texas 78744-1857

All such notices, requests, and other written communications will (i) if delivered personally or by overnight carrier to the address as provided herein, be deemed given upon delivery and (ii) if delivered by facsimile transmission or by U.S. mail in the manner and to the address as provided herein, be deemed given three (3) days after the date of the facsimile transmission verification or after deposit in the U.S. mail. Any party from time to time may change its address, facsimile number, or other information for the purpose of notices to that party by giving written notice specifying such change to the other parties hereto.

17. Choice of Law and Jurisdiction

This employment agreement will be governed by and construed in accordance with the laws of the State of Texas, U.S.A., without regard to the principles of conflicts of law, and will in all respects be treated as a Texas contract. In the event of a dispute, you agree that any legal proceedings must be brought in the state or federal courts in the County of Travis in the State of Texas, and you hereby submit to personal jurisdiction in such courts in connection with any such dispute.

18. Whole Agreement

By accepting this offer of employment, you are agreeing that the terms and conditions set out in this offer (including the terms and conditions of any documents enclosed) represent the entire agreement relating to your employment with the Company; that any and all previous agreements or representations, written or oral, are hereby terminated and cancelled; and that you hereby release Zarlink from any and all claims whatsoever under or in respect of any such previous agreements or representations. If any provision of this Agreement is held to be unenforceable in whole or in part, the remaining provisions shall remain in full force and effect, and such unenforceable provision shall be deemed to be automatically amended and replaced by a legal, valid and enforceable provision which accomplishes as far as possible the purposes and intent of such original provision.

We trust that you will find this offer of employment responsive to your needs. To signify your acceptance, please sign below, and return one complete signed original of this offer and of the enclosed Agreement to the attention of Don McIntyre, no later than 10 days before the closing of the Legerity acquisition.

All of us at Zarlink look forward to working with you.

Zarlink Semiconductor Inc.

/s/ Don McIntyre

Per: Don McIntyre
Sr. VP General Counsel and Secretary

Acknowledgement and Acceptance

I, Gary Tanner, have read and reviewed, in their entirety, this offer of employment dated August 1, 2007 and the documents enclosed. I have had an opportunity to ensure that I clearly understand the terms and conditions of my employment with Zarlink, and I have had the opportunity to confer with an independent legal advisor if I so wished, in advance of accepting this offer of employment. I hereby represent and confirm to Zarlink that, assuming the closing of the acquisition of Legerity by Zarlink, I am not under any contractual or other legal obligation (other than my obligations to Legerity), which prevents me from accepting this conditional offer of employment or from abiding by the terms and conditions of my employment with Zarlink. I accept this conditional offer of employment, to be effective as of and conditioned on the closing of the acquisition of Legerity by Zarlink, and agree to the terms and conditions as set out.

DATED AT  Austin, Texas this 2nd day of August, 2007

/s/ Gary Tanner

Gary Tanner

ZARLINK SEMICONDUCTOR INTELLECTUAL PROPERTY RIGHTS & NON-SOLICITATION AGREEMENT

In consideration of my employment with Zarlink Semiconductor (U.S.) Inc., Zarlink Semiconductor V. N. Inc. or Zarlink Semiconductor LE Inc (hereinafter referred to as "Zarlink Semi"), the salary or wages paid to me in connection with such employment and other good and valuable consideration, the sufficiency of which is hereby acknowledged, I agree as follows:

1.
Ownership of Inventions. Every invention, discovery, art, device, design, apparatus, machine, practice, process, method, manufacture or composition of matter and any improvement thereof (each of which is hereinafter called an "invention") whether patentable or not, made, developed, perfected, devised, conceived, or first reduced to practice by me, either solely or in collaboration with others, during the period of my employment with Zarlink Semi, whether or not during regular working hours, relating in any way to the existing or anticipated business, products, developments, services, manufacture or activities of Zarlink Semi shall be the sole and exclusive property of Zarlink Semi. I will hold each and every invention in a fiduciary capacity for the benefit of Zarlink Semi and shall promptly disclose in writing full information concerning each and every such invention to the Zarlink Semi Legal Department or to any person specifically designated by Zarlink Semi.

2.
Agreement to Assist. I will, during and after the period of my employment with Zarlink Semi, without charge to Zarlink Semi, but at its request and expense, assist Zarlink Semi and its nominees in every proper way to obtain and vest in it or them title to patents on such inventions in all countries by executing all necessary or desirable documents, including applications for patents and assignments thereof, I will also cooperate with Zarlink Semi and its nominees in the prosecution or defense of any patent claims, lawsuits or other proceedings arising from such inventions, without charge to Zarlink Semi, but at its expense and request.

3.
Records. I will keep and maintain adequate and current records of all such inventions and agree that these records shall be and remain the property of and available to Zarlink Semi at all times. I agree that on leaving the employ of Zarlink Semi, I will promptly hand over to Zarlink Semi's designated representative all such records in the form of notes, sketches, drawings, copy drawings, tables, notices, correspondence, engineering books provided by Zarlink Semi and other written, printed or photographed matter in my possession, power or control relating to such inventions and will not retain any such document or writing.

4.
Confidentiality/Non-Solicitation/Non-Recruitment. I recognize that during the period of my employment with Zarlink Semi, I will receive, develop or otherwise acquire information proprietary and/or confidential to Zarlink Semi, its other affiliates and associated companies or information in respect of which any of said companies owe an obligation of confidence. I will not directly or indirectly publish or disclose to any third-party or use at any time during (except within the scope of my employment) or subsequent to my employment, any information relating to inventions, products, trade secrets, source code, product specifications, processes, procedures, machinery, apparatus, manufacturing affairs, business affairs, future plans, marketing plans, ideas, technical data, customer lists or other information which is of a secret or confidential nature (whether or not obtained, acquired, or developed by me) without first obtaining the prior written authorization of Zarlink Semi for such publication, disclosure, or use. Likewise, I agree not to solicit Zarlink Semi's customers or accept business from them in regards to any products which compete with those marketed and sold by Zarlink Semi (during and after termination of my employment with Zarlink Semi), for a period of one (I) year after my employment with Zarlink Semi ends. I also agree for a period of one (I) year after my employment with Zarlink Semi ends, not to directly or indirectly solicit or recruit Zarlink Semi's employees to resign from Zarlink Semi in order to join a company or enterprise witl1 which I am directly or indirectly associated. During the term of my employment with Zarlink Semi, I will not engage in any business activity that competes with that of Zarlink Semi, nor shall I engage in any other activities that conflict with my obligations to Zarlink Semi.

5.	Term. This Agreement shall be effective upon execution and shall survive the termination of my employment with Zarlink Semi.

6.
Severability. If any provision of this Agreement, or any part thereof, shall be held to be invalid or unenforceable, such provision, or part thereof, shall be severable and of no force and effect without invalidating the remaining provisions hereof, and this Agreement shall continue in full force and effect as if same had not been a part hereof.

7.	Successors, Assigns, etc. This Agreement shall ensure to the benefit of the successors and assigns of Zarlink Semi and be binding upon my heirs, executors, and administrators.

8.	Not a Contract of Employment. Nothing stated herein shall be construed as creating a contract of employment or as changing the at will relationship of the parties.

9.
Governing Law. This Agreement shall be governed by and construed in accordance with the laws of the State of California and the venue is agreed to be in San Diego, California in regards to employees of Zarlink Semiconductor (U.S.) Inc., the laws of the State of Arizona and the venue is agreed to be in Phoenix, Arizona in regards to employees of Zarlink Semiconductor (U.S.) Inc. and the laws of the State of Texas and the venue is agreed to be in Austin, Texas.

I HEREBY ACKNOWLEDGE RECEIPT OF A FULLY EXECUTED COPY OF THIS AGREEMENT.

/s/ Gary Tanner
Gary Tanner